# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SINOVAC BIOTECH LTD., CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: No. 39 Shangdi Xi Rd, Haidian District, Beijing, China (F4), 100085
Date of event which requires filing of this statement: 03/18/2025
Amends the filing with accession number 0001127855-08-000026
Filed by CIK 0001264738
Persons authorized to receive notices and communications: Weidong Yin, No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085, 86-10-8289-0088

## Reporting persons
- Weidong Yin (CIK 0001264738): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 6,359,500; shared voting power 0; sole dispositive power 6,359,500; shared dispositive power 0; aggregate amount beneficially owned 6,359,500 (8.85% of the class)
  Comment: Comments to item 13: Calculation is based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2023 (the "2023 Annual Report").

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: SINOVAC BIOTECH LTD.
Address of issuer's principal executive offices: No. 39 Shangdi Xi Rd, Haidian District, Beijing, China (F4), 100085
Comment: This Amendment No.3 to Schedule 13D is being filed on behalf of Weidong Yin (the "Reporting Person"), to amend the Schedule 13D relating to the common shares, par value $0.001 per share (the "Common Shares"), of Sinovac Biotech Ltd. (the "Issuer"), filed by the Reporting Person on February 7, 2008, as amended by Amendment No.1 to Schedule 13D filed on February 8, 2016, and Amendment No.2 to Schedule 13D filed on June 27, 2017 (collectively, the "Original Schedule 13D"). The information in each Item below amends the information disclosed under the corresponding Item of the Original Schedule 13D. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 2. Identity and Background
Name of person filing: Weidong Yin
Residence or business address: The business address of the Reporting Person is No. 39 Shangdi XI St., Haidian District, Beijing, China 100085.
Present principal occupation or employment: The Reporting Person's principal occupation is the President and Chief Executive Officer of the Issuer, and the Chairman and General Manager of Sinovac Biotech Co., Ltd., a corporation organized under the laws of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented to add the following:

Since the Amendment No.2 to Schedule 13D filed on June 27, 2017, the Reporting Person has acquired 235,000 additional Common Shares through exercise of vested options and vesting of restricted shares previously granted to the Reporting Person by the Issuer. The source of the funds for the exercise of options was provided by the Reporting Person using his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On March 18, 2025, SAIF Partners IV L.P. ("SAIF") submitted a requisition to the board of directors (the "Board") of the Issuer (the "Requisition"), requesting to convene a special shareholders' meeting (the "Special Shareholders' Meeting") for the purposes of, among other things, nominating a few persons, including the Reporting Person, to the Board. Prior to the submission of the Requisition, SAIF discussed with the Reporting Person the proposal to nominate the Reporting Person to the Board. The Reporting Person and SAIF have not reached any agreement on cooperation.

Except as set forth in this statement, the Reporting Person has no present plan or intention which would result in or relate to any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person anticipates that further communications may occur with SAIF and other shareholders regarding the Requisition. Depending upon, among other things, the outcome of these communications, the financial condition, results of operations and prospects of the Issuer, conditions in the securities markets, general economic conditions and other factors that the Reporting Person deem relevant, the Reporting Person may take steps and pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

(a) the Reporting Person currently owns 6,359,500 Common Shares, which represents approximately 8.85% of the total issued and outstanding Common Shares of the Issuer, calculated based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 6,359,500 Common Shares directly owned by him.
Transactions in the class effected during the past sixty days: (c) The Reporting Person has not affected any transaction in the Common Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: (d) Except as otherwise described herein, and to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:

Item 4 of Amendment No. 3 is incorporated herein by reference.

## Signatures
- Weidong Yin: /s/ Weidong Yin, Weidong Yin (03/21/2025)